The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

December 19, 2019

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 442 to the Trust’s Registration Statement on Form N-1A, filed on October 16, 2019

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on December 2, 2019 (the “Comments”), relating to Post-Effective Amendment No. 442 to the Trust’s Registration Statement on Form N-1A filed on October 16, 2019 regarding the Acclivity Broad Equity Multi-Style Fund (the “Acclivity Fund” or “Broad Equity Multi-Style Fund”) and the Dynamic Global Diversified Fund (the “Dynamic Fund,” together with the Acclivity Fund”), each a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. Each prospectus (each a “Prospectus”) and statements of additional information (each an “SAI,” and together with the Prospectuses, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Alston & Bird LLP                                                                                                                                                                 www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

LEGAL02/39425872v4

Comment #2

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #2

The Registrant acknowledges the Staff’s Comment.

Comment #3

Where a comment applies to disclosure that appears multiple times in the Registration Statement, please make the changes each time the disclosure appears.

Response #3

The Registrant will make conforming changes throughout the Documents in response to each Staff Comment.

Prospectuses

Acclivity Fund

Summary Section – Principal Investment Strategy

Comment #4

In the second paragraph, where the disclosure states that the Acclivity Fund will use futures for cash management purposes, please confirm that is accurate because the Staff notes that futures are typically used for hedging or trade speculation in a portfolio.

Response #4

The Registrant confirms to the Staff that the statement is accurate.

Comment #5

In the second paragraph, where the disclosure states, “The Broad Equity Multi-Style Fund will normally invest 5% or less of its total assets in futures, although it may invest up to 20% of its total assets in such instruments. Please clarify supplementally whether the Acclivity Fund will limit its investments in futures to ensure that any income generated complies with Subchapter M of the Internal Revenue Code (the “Code”) so that the Acclivity Fund maintains its status as a registered investment company (“RIC”).

Response #5

The Registrant confirms that the Acclivity Fund will limit its investments in futures to ensure that any income generated complies with Subchapter M of the Code so that the Acclivity Fund maintains its status as a RIC.

Comment #6

In the third paragraph, where the disclosure states the Acclivity Fund, “will use futures contracts for U.S. equity securities and indices, in addition to exchange-traded-funds (“ETFs”) to adjust market exposure or manage cash needs.” Please clarify how an investment in ETFs will help to manage cash needs. Please also clarify whether ETFs will be principal investments of the Fund and if the 2000 different stocks discussed in the first paragraph of the principal investment strategies section includes stocks held indirectly through an ETF.

Response #6

The Registrant confirms to the Staff that ETFs will not be a principal investment of the Fund. The Adviser expects that normally around 1% of the Fund’s assets will be invested in ETFs, and no more than 5% will be invested in such instruments. Such ETF investments will be in highly liquid, broad-based ETFs and to the extent that the Fund has cash needs, the Fund may make investments in such highly liquid, broad-based ETFs instead of holding cash in order to get market exposure.

Investments in the 2000 different stocks discussed in the first paragraph of the prinicipal invesetment strategies section will be through direct investment.

Comment #7

Supplementally please confirm that the Acclivity Fund will comply with Section 12(d) of Investment Company Act of 1940, as amended (the “1940 Act”) when investing in ETFs.

Response #7

The Registrant confirms that the Acclivity Fund will comply with Section 12(d) of 1940 Act when investing in ETFs.

Comment #8

In the third paragraph, where the disclosure states, “Such equity-related futures contracts will count towards the Broad Equity Multi-Style Fund’s 80% investment policy and such instruments will be valued at market value rather than notional value.” Same comment as above, please clarify and confirm that the Acclivity Fund will invest in futures contracts on individual securities and narrow based indices.

Response #8

The Registrant confirms to the Staff that while the Acclivity Fund does not intend to normally invest in futures contracts on individual securities and narrow based indices, only such equity-related futures contracts will count towards the Acclivity Fund’s 80% policy.

Summary Section – Principal Investment Risks

Comment #9

In the “Principal Risks of Investing in the Fund” section, the Staff notes the risks are listed in alphabetical order. Please do not list the risks in alphabetical order and instead list in order of priority. The Staff notes that only some risks need to be listed in order of priority, and the rest can be included alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response #9

The Registrant has given the Staff’s position, as well as Director Blass’s remarks, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Further, the Registrant notes that Form N-1A, Items Item 4(b)(1) and 9(c) do not prescribe the order in which a fund’s principal risk factors must be listed. The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor and to compare them with the risks of investment in other funds. Therefore, the Registrant respectfully declines to reorder the Fund’s principal risks so that they appear in order of significance rather than alphabetical order.

Comment #10

Under “Equity Securities Risk,” please review the disclosure to avoid duplicative disclosure.

Response #10

The Registrant has reviewed and removed the duplicative disclosure in response to the Staff’s comment.

Comment #11

Under, “Exchange-Traded Funds Risk, please review to disclosure to include operational risks related to ETFs if they will be principal investments of the Fund. For example, that an active trading market for shares of an ETF may not develop or be maintained and that an ETFs market price may deviate from its underlying portfolio holdings particularly in times of market stress.

Response #11

The Registrant confirms to the Staff that ETFs will not be principal investments of the Fund. Please also see the Response to Comment #6 above.

Statutory Section – Principal Investment Strategies

Comment #12

The Staff notes that the first three paragraphs repeat the disclosure in Item 4, please consider revising so that the disclosure is not duplicative.

Response #12

The Registrant has revised the disclosure in response to the Staff’s Comment to reduce the amount of duplicative disclosure.

Comment #13

Please review the disclosure to remove multiple definitions (for example ETFs).

Response #13

The Registrant has revised disclosure in response to the Staff’s Comment.

Statutory Section – Principal Risks of Investing in the Broad Equity Multi-Style Fund

Comment #14

Please consider removing any duplicative disclosure.

Response #14

The Registrant has revised the disclosure in response to the Staff’s Comment to reduce the amount of duplicative disclosure.

Comment #15

Under “Small-Sized Companies Risk,” the Staff notes that the Summary Section includes disclosure for all sized capitalizations, why is only Small discussed here.

Response #15

The Registrant has added disclosure of all sized capitalizations in the Statutory Section in response to the Staff’s Comment.

Statutory Section – Portfolio Managers

Comment #16

Please revised to provide only the information required by Item 10(a)(2) of Form N-1A related to the portfolio managers business experience for the past 10 years. Additional information regarding the portfolio managers by be provided in Item 20 in the SAI.

Response #16

The Registrant has revised the disclosure in response to the Staff’s Comment.

Dynamic Global Diversified Fund

Cover Page

Comment #17

The Staff note that the Dynamic Fund’s name includes the term “global,” please explain how the Dynamic Fund will invest its assets in investments that are tied economically to a number of countries throughout the world. See Investment Company Names, the Investment Company Release No. 24823 at footnote 42 (Jan. 17, 2001).

For example, the Dynamic Fund could include a policy that under normal conditions the Fund will invest significantly in companies organized or located in countries outside the US.

Response #17

In order to clarify that the Dynamic Fund’s investment strategy conforms to the use of “global’ in its name, the Registrant has revised the disclosure as follows in response to the Staff’s Comment:

Under normal market conditions the Fund will maintain at least 50% of the Fund’s assets in equity exposures. The Fund invests in equity securities regardless of market capitalization (small, medium or large). The Fund can achieve equity exposure via common stocks, exchange-traded funds that provide equity exposure, or futures that provide equity exposure. Under normal market conditions the Fund will maintain at least 25% of the Fund’s asset in fixed income exposures. The Fund can achieve the desired fixed income exposure via exchange-traded funds that provide fixed income exposure, futures that provide fixed income exposure, or individual debt securities. The Fund will normally in at least three different countries throughout the world and invest at least 40% of its assets directly in, or indirectly through futures, indices or unaffiliated ETFs that create exposure to, assets outside the U.S., including issuers located in emerging markets (countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics) and other investments that are tied economically to emerging markets.

Summary Section – Principal Investment Strategy

Comment #18

In the first paragraph, where the disclosure states that the Dynamic Fund intends to invest in asset-backed securities, please describe the Dynamic Fund’s investments in asset-backed securities in greater detail. Please also confirm whether the Dynamic Fund invests in agency-backed securities, or private asset-backed securities and lower tranches of these securities.

Response #18

The Registrant confirms to the Staff that the Dynamic Fund’s intends to invest in asset-back securities indirectly through investments in ETFs and such investments will generally be ETFs that only hold investment grade asset-backed securities. Further, the Registrant confirms that the Dynamic Fund will not invest in agency-backed securities, or private asset-backed securities and lower tranches of these securities.

Further, the Registrant has revised the disclosure as follows in response to the Staff’s comment:

The Fund intends to invest in common stocks, exchange-traded funds (“ETFs”) and futures. The Fund will invest in ETFs and futures providing exposure to equity securities, debt instruments issued by governments, government agencies and corporations, investment grade asset-backed securities and floating-rate securities debt. The Fund may own ETFs providing exposure to both investment grade and non-investment grade debt, also known as “junk bonds,” which may be speculative and may be of any maturity or duration.

Comment #19

In the first paragraph, where the disclosure states that the Dynamic Fund intends to invest in floating-rate securities, please confirm whether floating-rate securities will be a principal investment of the Dynamic Fund and clarify whether these securities will include bank loans. And if bank loans are principal investments, please disclosure in the risk factors that it may take longer than 7 days for transactions to settle. Also, please address how the Dynamic Fund intends to meet short term liquidity needs that may arise as a result of a longer settlement period. And lastly, please disclosure that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response #19

The Registrant confirms that while the Dynamic Fund may invest in floating-rate securities, they will not be a principal investment of the Dynamic Fund and confirms that these securities will not include bank loans.

Comment #20

In the first paragraph, where the disclosure states that the Dynamic Fund intends to invest in non-investment grade debt, please clarify that non-investment grade debt are junk bonds and that they are speculative.

Response #20

The Registrant has made the requested change. Please see the Response to Comment #18 above.

Comment #21

In the first paragraph, where the disclosure states that the Dynamic Fund intends to invest in non-investment grade debt, please clarify if the debt has any maturity or duration requirements.

Response #21

The Registrant confirms that the Fund may invest in junk bonds of any maturity or duration and has revised the disclosure to make that clarification. Please see the Response to Comment #18 above.

Comment #22

Supplementally, please identify the broad-based index against which the Dynamic Fund will compare its performance. The Staff reminds us that a custom blend index may not the be primary index for the Fund. It can be secondary, but not primary.

Response #22

The Registrant confirms to the Staff that the Dynamic Fund will use a single index called “FTSE 60% FTSE All-World + 40% FTSE WGBI, in USD” Index as its broad-based index. For reference the Bloomberg ticker for the index is AWL6WGBI4. The Registrant further confirms that custom blend index will be the secondary index.

Comment #23

Please clarify if the Dynamic Fund will invest in emerging market securities as indicated by the inclusion of the risk factor. If so, please add disclosure regarding how the Fund defines emerging markets.

Response #23

The Registrant confirms that the Dynamic Fund will invest in emerging markets and has added disclosure indicating how the Dynamic Fund will define emerging markets. Please see the Response to Comment #17 above.

Comment #24

Supplementally, please address whether the Dynamic Fund may invest significantly in non-investment grade private mortgage-backed securities, particularly the lower rated tranches.

Response #24

The Registrant confirms that the Dynamic Fund will not invest significantly in non-investment grade private mortgage-backed securities, particularly the lower rated tranches.

Comment #25

Where the disclosure states, “A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.” Please consider moving this sentence to the risk factors section.

Response #25

The Registrant has made the requested change.

Summary Section – Principal Investment Risks

Comment #26

In the “Principal Risks of Investing in the Fund” section, the Staff notes the risks are listed in alphabetical order. Please do not list the risks in alphabetical order and instead list in order of priority. The Staff notes that only some risks need to be listed in order of priority, and the rest can be included alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response #26

Please see the Response to Comment #9 above.

Comment #27

Under “Commodities Risk,” supplementally please confirm that any investments in commodities will be made so as to ensure that the Dynamic Fund maintains its status as a RIC.

Response #27

The Registrant confirms to the Staff that any investments in commodities will be made so as to ensure that the Dynamic Fund maintains its status as a RIC.

Comment #28

Under “Floating Rate Notes Risk,” please incorporate the bank loan risks from the comment above.

Response #28

The Registrant confirms to the Staff that bank loans will not be a principal investment of the Dynamic Fund.

Comment #29

Under “Emerging Markets Risk,” if the Dynamic Fund is going to invest in underlying funds that track an index with significant exposure to non-US companies in emerging and frontier markets, please provide disclosure with regard to the following risks or explain why such disclosure would not be appropriate:

1)	The potential for errors in index data, index computation, and/or index construction if information on non-US companies is unreliable or outdated or if less information about the non-US companies is publicly available due to differences in regulatory, accounting, auditing and financial record keeping standards;
2)	The potential significance of such errors on the Fund’s performance;
3)	Limitations on the Fund adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use and index computation, construction, and/or rebalancing; and
4)	The rights and remedies associated with investments in a fund that tracks an index comprised of foreign securities may be different than a fund that tracks an index of domestic securities.

Response #29

The Registrant has added the following disclosure to “Emerging Markets Risk” in response to the Staff’s Comment:

There may also be less reliable or publicly-available information about emerging markets due to non-uniform regulatory, auditing or financial recordkeeping standards, which could cause errors in the implementation of the Fund’s investment strategy. The Fund’s performance may depend on issues other than those that affect U.S. companies and may be adversely affected by different rights and remedies associated with emerging market investments, or the lack thereof, compared to those associated with U.S. companies.

Comment #30

Under “Fund of Funds Risk,” if this is correct to include this risk, please revise the principal investment strategies to clarify which investments will be made directly by the Dynamic Fund and which will be made through its investments in other funds including ETFs. Also disclose whether the Dynamic Fund will invest in affiliated or unaffiliated underlying funds.

Additionally, please describe the exchange-traded funds that the Dynamic Fund may invest in in greater detail. For example, will the Dynamic Fund invest in unaffiliated ETFs, actively managed or index-based.

Response #30

The Registrant confirms that the Dynamic Fund is a fund of funds and has amended the prospectus disclosure to note as much. The Registrant further confirms that the Dynamic Fund will not invest in affiliated underlying funds and the Dynamic Fund will invest in very broad-based and highly liquid unaffiliated ETFs or futures. While the Dynamic Fund intends to invest primarily in ETFs and futures contracts, the Dynamic Fund may also buy individual equity securities. Please see the revised disclosures in Response to Comments #17 and #18 above.

Comment #31

Supplementally please confirm how the Dynamic Fund will comply with Section 12(d) of the Investment Company Act with respect to investments in other funds.

Response #31

The Registrant has adopted policies and procedures for the limitation on acquiring other investment companies and the Dynamic Fund maintains compliance testing to ensure that the Registrant complies with Section 12(d) of the 1940 Act.

Statutory Section – Principal Investment Strategies

Comment #32

The Staff notes that the disclosure is repetitive of the Item 4 disclosures, please consider revising so that the disclosure is not duplicative.

Response #32

The Registrant has revised the disclosure in response to the Staff’s Comment to reduce the amount of duplicative disclosure.

Statutory Section – Portfolio Managers

Comment #33

Please revised to provide only the information required by Item 10(a)(2) of Form N-1A related to the portfolio managers business experience for the past 10 years. Additional information regarding the portfolio managers by be provided in Item 20 in the SAI.

Response #33

The Registrant has revised the disclosure in response to the Staff’s Comment.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell

Attachment